EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Nine Months Ended September 30, 2001

(Dollar Amounts in Thousands)

Allegheny Generating Company
Earnings:
Net Income	$ 14,195
Fixed charges (see below)	9,586
Income taxes	6,987

Total earnings	$ 30,768

Fixed Charges:
Interest on long-term debt	$ 7,278
Other interest	2,308

Total fixed charges	$ 9,586

Ratio of Earnings to	3.21
Fixed Charges